BRUUSH ORAL CARE INC.

30 Wellington Street West, 5th Floor

Toronto, ON M5L 1E2

July 15, 2022

Tracey Houser, Kevin Kuhar, Dillon Hagius, Christopher Edwards

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Bruush Oral Care Inc. Registration Statement on Form F-1
Filed July 1, 2022
File No. 333-265969

Dear Ms. Houser:

By letter dated July 13, 2022, the staff (the “Staff,” “you” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided Bruush Oral Care Inc. (the “Company,” “we,” “us” or “our”) with its comments to the Registration Statement on Form F-1 filed on July 1, 2022. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. For your convenience, the comments are listed below, followed by the Company’s responses.

Registration Statement on Form F-1 The Opportunity, page 3

1.	We note your response to comment 1 in our June 10, 2022 letter and re-issue. In the filing itself, please identify which “studies have shown that brushing with an electric toothbrush is superior to using a manual brush” and which “independent studies have shown that over 40% of people do not change their toothbrush or the brush head at least once every three months[.]”

Response: We respectfully acknowledge the Staff’s comment and have deleted the statement “studies have shown that brushing with an electric toothbrush is superior to using a manual brush” because it is redundant with the sentence that immediately precedes it, that is, “a study conducted by the Oral Health Foundation in 2019, people who use an electric toothbrush have healthier gums, less tooth decay and keep their teeth for longer compared with those who use a manual toothbrush.”

We have also revised our disclosure in response to the Staff’s comment to reflect that “independent studies have shown that over 40% of people do not change their toothbrush or the brush head at least once every three months[.]” was based on a survey conducted by Electric Teeth.

Aneil Manhas Bruush Oral Care Inc. July 15, 2022 Page 2

Capitalization, page 21

2.	We note that you have modified the exercise price terms for the unit warrants and that you also intend to offer warrants separately that may qualify for the issuance of additional warrants due to dilution. Please include these instruments in the table and disclose the accounting for each set of warrants. As part of your response, provide us with your analysis of the terms of these warrants under the accounting guidance in IAS 32.

Response: We respectfully acknowledge the Staff’s comment and have revised our disclosure to include the following note below the capitalization table: “The Warrants issued as part of this offering to Qualified and non-Qualified Holders are classified as financial liabilities in the chart above, Pre-Funded Warrants are classified as equity instruments in the chart above.”

As the Staff notes, we have amended the terms of the warrants to be issued as part of the Unit offering, which could result in the issuance of additional warrants as well as a potential repricing of the warrants issued. The proceeds allocated to the warrants to be issued as part of the Unit offering will be included in the capitalization table in the line items: common stock and reserves.

Warrants issued to non-Qualified Holders will be treated as a financial liability as the exercise price may change and as such the warrants may be settled other than by the exchange of a fixed amount of cash. Classification per the definitions in IAS 32.11 Financial Liability (b)(ii).

Warrants issued to Qualified Holders which may result in additional warrants being issued will also be recorded as a financial liability because Company may be obliged to deliver a variable number of the entity’s own equity instruments and the warrants may be settled other than by the exchange of a fixed amount of cash. Classification per the definitions in IAS 32.11 Financial Liability (b)(i)-(ii).

Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, page 27

3.	We re-issue comment 15 in our letter dated April 28, 2022 and comment 3 in our letter dated June 10, 2022. Please expand your discussion and analysis of revenues for each of the comparative periods presented in this section to quantify the extent to which changes in volume, pricing and mix of products (i.e., starter kits versus refill kits) sold had on revenues. Refer to Item 303(b)(2)(iii) of Regulation S-K and Sections 501.04 and 501.12 of the Financial Reporting Codification. In this regard, we noted no changes to your analysis of revenues for each of the comparative periods presented in this section. Address this comment to your analysis of January 31, 2021 to January 31, 2020.

Response: We respectfully acknowledge the Staff’s comment and have revised the disclosure accordingly for the comparative periods presented in this section, as well as our analysis of January 31, 2021 to January 31, 2020.

Aneil Manhas Bruush Oral Care Inc. July 15, 2022 Page 3

4.	We reissue comment 4 in our letter dated June 10, 2022. In this regard, your analysis of the decline in gross profit margin for the October 31, 2021 period as compared to the October 31, 2020 period indicates that the only impact is multiple flash sales and influencer collaborations. However, it would appear that the change in mix of products also materially impacted your gross profit margin per your disclosures on page 27. Please provide a discussion and analysis of all material factors impacting the decline in gross profit margin. When there are multiple factors, quantify the extent to which each factor contributed to the decline. Address this comment to your analysis of January 31, 2021 to January 31, 2020.

Response: We respectfully acknowledge the Staff’s comment and have expanded our discussion and analysis in the Gross Profit section to include additional disclosure on all material factors impacting the decline in gross profit margin.

5.	We note the disclosures you provided on page 29 in response to comment 5 in our letter dated June 10, 2022. Please expand the three factors disclosed to provide company- specific information to better support the significant increase in share price within a one month span. For example, explain what you mean by improved general market sentiment and how that flowed through to your business. Also, disclose the amount by which revenues increased and what specifically resulted in you being in a stronger capital position.

Response: We respectfully acknowledge the Staff’s comment and have expanded the three factors so the statement now reads: “We believe the increase in share price over a short period of time was caused by: (i) a continuing improvement in general market sentiment as the S&P 500 was up almost 6 perfect month over month: (ii) increasing month-over-month revenues of 271% from $19,854 to $53,892; and (iii) investor perception of lower risk due to the Company being in a stronger capital position, as cash on hand increased by over $3 million.”

Notes to the Financial Statements

2. Basis of Presentation

Basis of Presentation and Statement of Compliance, page F-8

6.	Please expand your disclosures to address the guidance in IAS 1.36.

Response: We respectfully acknowledge the Staff’s comment and have added the following statement “The Company has changed its fiscal year end from January 31 to October 31, which became effective for the period ended October 31, 2021. The Company determined that the change in year end would better reflect the annual business cycle given that the holiday season (November and December) is a peak period for sales. Given the fiscal year ended October 31, 2021 is for a 9-month period, the results may not be comparable to the 12-month period ended January 31, 2021.”

Aneil Manhas Bruush Oral Care Inc. July 15, 2022 Page 4

7.	Please include financial statements, which may be unaudited, for the comparable prior year period for the transition period (i.e., nine-months ended October 31, 2020), or a footnote giving specified information for this comparable period, which may be unaudited. Refer to SEC Release No. 33-6823.II.A.4. for guidance.

Response: We respectfully acknowledge the Staff’s comment and have added Footnote 16 – Comparative Financial Information providing the specified information for this comparable period.

3. Summary of Significant Accounting Policies and Use of Estimates and Judgments Critical accounting estimates and significant management judgments

Fair value of Class B common shares, page F-14

8.	We note your response to comment 12 in our letter dated June 10, 2022. It is unclear how you concluded that there were not changes to your business such that the fair value of the shares price at August 2020 is reflective of the fair value of the share price at October 31, 2021, given the significant increase in your revenues and the significant decline in net loss. In this regard, we note your disclosures you provided on page 29 in response to comment 5 in our letter dated June 10, 2022. As previously requested, please include a discussion of the significant estimates, assumptions and judgments you made in estimating the fair value of the warrants and underlying Class B common shares. If you continue to believe that the fair value of the Class B common shares remains unchanged since August 2020, disclose your conclusion and provide the specific facts and circumstances in your business and financial information that supports your conclusion.

Response: We respectfully acknowledge the Staff’s comment and have revised the disclosure as follows. The significant estimates, assumptions and judgments are detailed in the ‘Fair value measurement of broker warrants and warrant derivative’ section of Footnote 3. The actual amounts are detailed in Footnote 12.

We have added the following statement in the ‘Fair value measure of broker warrants and warrant derivative’ section of Footnote 3: “Where possible the Company will utilize contractual and publicly available information to determine valuation model inputs. If no such information is available, the Company will use historical performance and if required, the Company will make estimations based on the best information available. Expected remaining life is determined using the information in the warrant terms, fair value of the underlying stock is determined based the most recently completed financing, volatility is estimated based on market data and industry assessment, risk-free interest rate is determined based on central bank rates for a similar period to the expected remaining life and dividend yield is estimated using the Company’s past performance and future expectations.”

Aneil Manhas Bruush Oral Care Inc. July 15, 2022 Page 5

We have also added the following statement in the ‘Fair value of Class B common shares’ section of Footnote 3: “The Company determined that absent significant changes in the operations of the Company, the fair value of the Class B common shares is best estimated utilizing the most recently completed financing due to there being no quoted price available.”

15. Segmented Information, page F-22

9.	We note your response to comment 13 in our letter dated June 10, 2022. It remains unclear how management concluded that disclosures of the revenue recognized for your two product offerings is not required to be provided. In this regard, we note the following:

●	Management reviews the monthly sales for the toothbrush kits as compared to the toothbrush heads.
●	The revenue trends for the two product offerings are materially different.
●	The gross margins for the two product offerings are materially different.
●	The nature of the products are materially different with the toothbrush heads being disposable items that require repurchasing on a regular basis.

As such, we continue to request that you provide the amount of revenue recognized for your two product offerings for each period presented under IFRS 8.

Response: We respectfully acknowledge the Staff’s comment and have added a chart detailing the Company’s breakdown of sales by product segment in Footnote 15 of the fiscal year (nine months) ended October 31, 2021 financials and Footnote 14 of the fiscal year ended January 31, 2021 financials.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information of the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

The company acknowledges that

●	The company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Aneil Manhas Bruush Oral Care Inc. July 15, 2022 Page 6

Thank you for your assistance in reviewing this filing. Should you have any questions relating to any of the foregoing, please feel free to contact Lahdan S. Rahmati (tel: 732) 395-4496, email lrahmati@lucbro.com).

Very Truly Yours,

/s/ Aneil Manhas

Aneil Manhas

Chief Executive Officer

Bruush Oral Care Inc.